June 3, 2015

Ms. Stephanie J. Ciboroski
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:     Bank of America Corporation (the Corporation)
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 25, 2015
Form 10-Q for the Quarterly Period Ended March 31, 2015
Filed April 29, 2015
File No. 001-06523

Dear Ms. Ciboroski:

We have received and reviewed your letter dated May 20, 2015. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff's comments. Terms used herein but not defined have the same meaning as in the referenced Form 10-K or Form 10-Q as applicable.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Global Wealth and Investment Management, page 42

Client Balances, page 43

1.
We note that your assets under management (AUM) increased 10% during 2014 to $902.9 billion, and increased an additional $15 billion during the first quarter of 2015. In light of the significant increases in AUM during the periods, and the fact that these AUM inflows are disclosed as significant drivers in investment and brokerage services income during the respective periods, please provide the following information in future filings:

•
Provide a rollforward of your AUM by investment strategy (i.e. equities, fixed income, other assets) that separately presents gross client inflows, gross client outflows, market appreciation/(depreciation), and foreign currency translation adjustments.

•	Disclose the typical fee rates earned for each product type, or weighted average fee rate by investment strategy.

Ms. Stephanie J. Ciboroski
Senior Assistant Chief Accountant
United States Securities and Exchange Commission

Response: Our AUM discussion does not include a breakout of balances by asset class as substantially all of our fees are earned based on the total amount of assets we are managing. The fee is not based or contingent on the composition of the managed assets (i.e., asset class mixes between equities, fixed income, other assets).

Beginning with our Form 10-Q for the quarterly period ended June 30, 2015, we will add commentary to clarify this concept along with providing a rollforward of the changes in our AUM balances. The rollforward will show the inflows/(outflows) on a net basis as this is ultimately the amount that drives our earnings. Neither our gross flows nor asset class mix are routinely reported to or used by management as an indicator of our business performance. We will also include net market appreciation/(depreciation) and, if material, foreign currency translation adjustments. In addition, we will update our disclosures to include the average gross margin earned on our long-term AUM and provide expanded discussion on the drivers of the average. As the average margin is dependent on total client assets and not client investment strategies (i.e., equities, fixed income, other assets), we do not intend to provide the average fee rate by product type or investment strategy as the averages would be similar across the products. We do not plan on providing additional revenue information for our short-term AUM due to the immaterial amount of these AUM as compared to our total AUM.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 25

2.
Your compensation discussion and analysis describes a number of factors that the Compensation and Benefits Committee considered in setting the compensation for each of the named executive officers. The factors include: the targeted mix of cash and equity variable compensation; the impact of overall company performance as well as business group performance; and the relative performance of Bank of America compared to your competitor groups. Finally, you provide a list of the performance highlights considered by the Compensation and Benefits Committee in making compensation decisions with regard to 2014 for each named executive.

In reading this section, an investor can readily understand what the Compensation and Benefits Committee considered in setting compensation amounts. However, the disclosure in this section does not go on to provide your shareholders with an explanation of how these various pieces of information resulted in the compensation awards included in the summary compensation table and presented in the table on page 35. We note that the discussion states that Mr. Moynihan's compensation was lower in 2014 compared to 2013, but does not disclose how the Compensation and Benefits Committee determined that the decline of $1 million in targeted compensation was the appropriate amount. Similarly, we note that the targeted compensation for each NEO declined in 2014 compared to the prior year, with variable compensation declining by between 7%-9%.

Please confirm that in future filings you will provide your investors with additional analysis as to how the factors that the Compensation and Benefits Committee considered resulted in the compensation awards reported in the compensation discussion and analysis.

Ms. Stephanie J. Ciboroski
Senior Assistant Chief Accountant
United States Securities and Exchange Commission

Response: Each year, the Compensation and Benefits Committee uses a balanced and disciplined approach to review the performance of our named executive officers and determines their base salaries and may award variable compensation. The approach includes a full year assessment of financial results and the contributions of the executives to overall company and line of business performance, progress for delivering on the five operating principles, and driving a strong risk culture. As discussed on page 32 of our 2015 proxy statement, in setting the compensation for each of our named executive officers, the Compensation and Benefits Committee reviews a number of factors “without assigning weightings to these priorities.” Instead, as stated on page 32, “[c]ompensation decisions are generally determined on a year-over-year basis without pre-set target levels of total compensation and without formulaic benchmarking.” We confirm that the factors set forth on pages 26-28 and 32-34 of our 2015 proxy statement are all of the material factors our Compensation and Benefits Committee considered in conducting its review and determining the amount of our named executives' compensation, and that the Compensation and Benefits Committee did not assign specific weightings or amounts to the enumerated factors. Similarly, the Compensation and Benefits Committee did not determine to reduce Mr. Moynihan's compensation by $1 million based on a specific formula or attribute that change to specific factors. Thus, the statement on page 26 that Mr. Moynihan was awarded $13 million of total compensation for 2014, compared to $14 million for 2013, reflects the final outcome of the Compensation and Benefits Committee's determinations. We will consider your comments in drafting future filings.

Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2015

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Regulatory Capital, page 47

Basel 3 Liquidity Standards, page 58

3.
We note your discussion of the Liquidity Coverage Ratio that Bank of America and its insured depository subsidiaries must meet. In your disclosure, both in the Quarterly Report as well as in the related portion of your Annual Report, you state that you believe that Bank of America meets the LCR requirements on a fully phased in basis. Please tell us whether your subsidiaries that are insured depository institutions similarly met their LCR requirements, or provide us with an explanation of any material factors that might impact the LCR compliance of your subsidiaries.

Response: Our U.S. insured depository institution subsidiaries met the U.S. regulatory LCR requirements as of March 31, 2015 on a fully phased-in basis. We made the statement in our Form 10-Q for the quarterly period ended March 31, 2015 regarding fully phased-in compliance for consolidated BAC because we thought it was important for our financial statement readers to understand the Corporation is in compliance two years ahead of regulatory requirements. We did not include information regarding our U.S. insured depository institution subsidiaries as we believed that our disclosure approach would be consistent with our peers' disclosures on this topic.

Ms. Stephanie J. Ciboroski
Senior Assistant Chief Accountant
United States Securities and Exchange Commission

Note 1 – Summary of Significant Accounting Policies, page 126

New Accounting Pronouncements, page 126

4.
We note your disclosure discussing the new disclosure guidance related to nature of collateral pledged in repurchase agreements accounted for as secured borrowings. However, we were unable to locate the disclosure required by ASC 860-30-50-7. Please advise, or revise future filings to include this required disclosure.

Response: We believe our first quarter disclosure is in compliance with the disclosure requirements of ASU 2014-11 (“ASU 2014-11”), Transfers and Servicing (Topic 860) Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures. While our general description of ASU 2014-11 in our disclosure of New Accounting Pronouncements noted an effective date of January 1, 2015, we should have included the word “generally” due to the disclosures related to ASC 860-30-50-7 not being effective at March 31, 2015. ASC 860-10-65-5(e)2 of ASU 2014-11 in part states, “For public business entities, the disclosure required by paragraph 860-30-50-7 shall be presented for annual periods beginning after December 15, 2014, and for interim periods beginning after March 15, 2015.” Our reference to Note 2 – Derivatives was for the new disclosure on Transfers of Financial Assets with Risk, which was effective at March 31, 2015. Accordingly, we will include the additional disclosures required by ASC 860-30-50-7 in our Form 10-Q for the quarterly period ended June 30, 2015.

Ms. Stephanie J. Ciboroski
Senior Assistant Chief Accountant
United States Securities and Exchange Commission

We believe the foregoing is responsive to the comments and questions raised by the Staff. Further, we have reviewed the responses with our independent registered public accounting firm, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Corporation. The Corporation acknowledges to the Securities and Exchange Commission (SEC) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Randy Shearer, Financial Reporting and Policy Executive, at (980) 388-8433 or me at (980) 387-4997.

Sincerely,

/s/ John M. James

John M. James
Corporate Controller

cc:    Bruce R. Thompson, Chief Financial Officer
Rudolf A. Bless, Chief Accounting Officer
Gary G. Lynch, Global General Counsel
Mark Casella, Partner, PricewaterhouseCoopers LLP